Exhibit 99.1

POET TECHNOLOGIES INC.

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces Operational, Financial Position,
“Lab-to-Fab” Transition, and Milestone Updates

Toronto, ON, and Storrs, CT, January 8, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) (the “Company”) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced key operational, financial position, “Lab-to-Fab” transition, and milestone updates.

Financial Position

“POET enters 2015 in excellent financial shape,” noted Mr. Peter Copetti, Co-Chairman and interim CEO. “Although we spent on outsourcing and capital equipment through 2014, we start the new year with a cash balance of approximately $12.5 million, a 350% increase from a year earlier.  This is our strongest cash position as a company and will allow us to take advantage of opportunities in the following year to maximize shareholder value.”   In December 2014, the Company also signed a new lease extension with the University of Connecticut (“UCONN”) for a 1-year period which was pre-paid at a significant discount.  The new lease includes a possible further two-year extension and provides us the flexibility to transition from Lab to Fab.

Mr. Copetti added: “2014 has been a great year for POET where our transition from “Lab-to-Fab” has begun with many industry Non-Disclosure Agreement (“NDA”) discussions that have been initiated through the work of Mr. Ajit Manocha, our Co-Chairman.  Some of our milestones have had to evolve during 2014 because of industry relationship considerations and priorities.  These evolving changes have made the updated milestones more significant to the market place.  We enter 2015 with financial stability, significant industry relationships, and milestones relevant to the industry collaborators. The Company believes that we are in an excellent position to monetize our process technology.”

“Lab-to-Fab” Transition: 100-nm and 40-nm Scaling Program Update

POET recently reported a contractual effort with a “3rd party foundry” to accelerate the transition from “Lab-to-Fab” of the POET technology to a manufacturing status at the 6” wafer scale. Significant progress has been made towards transfer of critical manufacturing steps to the “3rd party foundry”.  This flow will both accelerate and improve quality of results for prototype fabrication and test supporting process flow and design enablement kit development.  Efforts in the lab have been geared towards optimization of the self-aligned contacts for the HFET transistors, as well as on optimization of the vertical structure of the devices.  Mr. Daniel DeSimone, Chief Technology Officer noted: “We have seen positive improvement in the key figures of merit we test for in our devices.  We see further possible improvements and are continuing to work on device and process flow to achieve the highest possible performance.”

In a parallel development at the UCONN lab, a new additional sputter tool was received and accepted.  The tool is nearing completion of internal qualification.  Deployment of the new tool will drastically reduce prototype fabrication cycle times as well as improve the quality and process control of key films used in the process flow.  These will be critical not only to current development, but also necessary for transfer to eventual manufacturing stages.

Milestone Updates

PET Foundation Process Design Kit (“PDK”) targeting 40-nm — Sentaurus modeling (a Synopsys tool) has been performed with new fabrication innovations to achieve controlled scaled device operation.  These modeling predictions are guiding and confirming the device prototype development and testing.  The PDK milestone has been moved to Q1 2015 so that the release incorporates the latest innovations currently being developed in the UCONN Lab and in parallel with the “3rd party foundry”.

“3rd Party Foundry” 40/100-nm Transfer — This “Lab-to-Fab” effort requires bringing up critical layers manufacturing capability in our “3rd party foundry” which enables more complex test structures.  Significant progress has been achieved towards the completion of this milestone.  The Company is very close to completing qualification runs for the flow in which the critical layers are performed at our “3rd party foundry”.  This new flow will significantly accelerate completion and optimization of development on 100 and 40-nm foundation devices and associated proof of concept optical and electronic circuit structures.

CEO Search Update

POET recently announced that Mr. Ajit Manocha, Co-Chairman had been appointed to the Corporate Governance and Nominating Committee, subject to Board approval, with the mandate to identify and consider candidates for the permanent Chief Executive Officer role. Mr. Manocha noted: “Several high quality candidates are being considered.  We hope in the near term to identify POET’s permanent CEO who will continue the process technology development and help us close key industry partnership deals. We look forward to identifying the right successor.”

In addition, over the next few months, the Company intends to add directors, key executives and operational staff focusing on increasing POET’s presence in the United States.

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer.  With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones.  The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s operational, financial, development, milestone achievement, and monetization expectations.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.